PLYMOUTH ROCK TECHNOLOGIES ANNOUNCES AEROSPACE
AND SCIENTIFIC COMPONENTS ACQUISITION

FROM AEROWAVE CORP.

Plymouth, Massachusetts - October 23, 2019 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company") announced today that it has entered into a binding agreement to acquire the intellectual property, finished goods and inventory, as well as name rights and goodwill from Massachusetts based aerospace and scientific component manufacturer Aerowave Corporation ("Aerowave").

Under the terms of the agreement, Plymouth Rock will pay Aerowave's principals 50,000 common shares.  The shares will be restricted securities under the US Securities Act and subject to Canadian securities legislation.

"The Aerowave acquisition brings significant strategic advantages and cost savings on components for Plymouth Rock's multiple new products and platforms," stated Dana Wheeler President and CEO.  "The fifty year heritage and reputation of Aerowave is well known throughout the North American, global scientific and aerospace industries and allows us to access their current and past extensive customer base."

Aerowave customers include but are not limited to:

  AT&T
  BAE Systems (UK and North America)
  Boeing
  Lockheed-Martin
  MIT Lincoln Laboratory
  NASA/Jet Propulsion Labs
  Northrop Grumman
  Raytheon

"Having known the executive team for many years, Plymouth Rock Technologies was the obvious partner to take Aerowave forward with a focused growth strategy," stated Leon Kozul, President of Aerowave Inc. "The combined understanding and commitment of the PRT team is very well known within the NATO Defence and aerospace fraternity."

About Aerowave Inc.

Aerowave was founded in 1985 by Theodore "Ted" Kozul for the purpose of manufacturing high quality millimeter-wave components.  Prior to starting Aerowave, Mr. Kozul was the founder and principal owner of Baytron Company, one of the world's earliest millimeter-wave component companies.  These two companies represent over 50 years of continuous service and support of the millimeter-wave industry.

About Plymouth Rock Technologies Inc.

The Company is developing the next generation of threat detection solutions, with state-of-the-art technological advancements. Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater "stand-off" distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, none intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) A Millimeter-wave Remote Imaging from Airborne Drone ("MIRIAD"); (2) A compact millimeter-wave radar system for scanning shoe's ("Shoe-Scanner"); and (3) Wi-Fi radar techniques for lawful threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues ("Wi-Ti" - Wireless Threat Indication).

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603-300-7933
info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990

Forward Looking Statements

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